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                                  EXHIBIT 18.1




November 6, 2003


Mr. Richard M. Finkbeiner
Senior Vice President and Chief Financial Officer
Concord Camera Corp.
4000 Hollywood Boulevard
Presidential Circle - 6th Floor, North Tower
Hollywood, Florida 33021


Dear Mr. Finkbeiner:

Note 4 of the notes to consolidated financial statements of Concord Camera Corp. included in its Form 10-Q for the fiscal quarter ended September 27, 2003 describes a change in the estimate of labor and overhead costs applied to inventory that is inseparable from a change in accounting method. Previously, the Company used the ratio of labor and overhead costs compared to material costs incurred during a period to estimate labor and overhead costs to be applied to material costs in inventory at the end of the period. Under the new method, the labor and overhead costs are applied to inventory using a standard cost approach to estimate the costs incurred during the procurement and production process. We conclude that such change in the method of accounting for labor and overhead costs related to inventory is to an acceptable alternative method which, based on your business judgment to make this change for the stated reason, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to June 28, 2003, and therefore we do not express any opinion on any financial statements of Concord Camera Corp. subsequent to that date.


                                                     Very truly yours,

                                                     /s/ Ernst & Young LLP